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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crutchfield Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Boulevard, Suite 975
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric W. Roddiger, FINOP (713) 961-0496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Boulevard, Suite 1600, Houston, Texas 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Eric W. Roddiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities, L.L.C., as of February 26, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHARON COWART
Notary Public, State of Texas
My Commission Expires
November 19, 2016

Sharon Cowart
Notary Public

Signature

Eric W. Roddiger, FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUTCHFIELD SECURITIES, L.L.C.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2012


MJ

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CRUTCHFIELD SECURITIES, L.L.C.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2012

CRUTCHFIELD SECURITIES, L.L.C.

Table of Contents
December 31, 2012

MJ

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Crutchfield Securities, L.L.C.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Crutchfield Securities, L.L.C. (the "Company") as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crutchfield Securities, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

McConnell & Jones LLP
Houston, Texas
February 25, 2013

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	40,831
Total assets	$	40,831
Liabilities and Members' Equity		
Cash	$	40,831
Total assets	$	40,831

The accompanying notes are an integral part of this statement.

CRUTCHFIELD SECURITIES, L.L.C.

Schedule of Operations
Year Ended December 31, 2012

Revenue	$	1,355,000
		1,355,000
Expenses		
Rent and overhead		9,243
Professional fees		8,600
Consulting fees		1,475
Other expenses		6,387
Total expenses		25,705
Net Income	$	1,329,295

The accompanying notes are an integral part of this statement.

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Changes in Members' Equity
Year Ended December 31, 2012

Balance at January 1, 2012	$	31,536
Net income		1,329,295
Distribution to members		(1,320,000)
Balance at December 31, 2012	$	40,831

The accompanying notes are an integral part of this statement.

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	1,329,295
Cash flows from financing activities		
Distribution to members		(1,320,000)
Net cash used in financing activities		(1,320,000)
Net increase in cash and cash equivalents		9,295
Cash – beginning of year		31,536
Cash – end of year	$	40,831

The accompanying notes are an integral part of this statement.

NOTE 1 General Information and Summary of Significant Accounting Policies

Description of Business

Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas Limited Liability Company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures.

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

The Company is under common ownership with same owners of Crutchfield Financial, LLC ("Crutchfield Financial"). In 2012, the Company generated net income of $1,329,295 and has cash of $40,831 in its bank account, which is sufficient to satisfy its obligations as they become due until at least January 1, 2014.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's federal tax return.

Revenue Recognition

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions providing financial services for its clients. Revenues are recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 Related Party Transactions

Effective November 6, 2006, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $9,243.

NOTE 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2012, the Company's net capital, as defined, of $40,831 exceeded the required minimum by $35,831 and the Company had no aggregate indebtedness.

NOTE 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2012.

NOTE 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

NOTE 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has been submitted since the Company generated revenue over $500,000 during 2012.

NOTE 7 Members' Equity

There are three members in the Company. All profits losses and distributions are to be allocated to the members in proportion to their respective percentage interests. In 2012, the percentage interests are at 37%, 33% and 30%.

During 2012, members received capital draws from the Company in the amount of $1,320,000. Each member received capital draws based on their respective membership interests.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
CRUTCHFIELD SECURITIES, L.L.C.

December 31, 2012

COMPUTATION OF NET CAPITAL			
Total assets			$ 40,831
Less - total liabilities			-
Net worth			40,831
Deductions from and/or charges to net worth			
Total non-allowable assets		-	
Other deductions or charges		-	
Total deductions from net worth		-	-
Net capital before haircuts on securities positions			40,831
Haircuts on securities			
Certificates of deposit and commercial paper		-	
U.S. and Canadian government obligations		-	
State and municipal government obligations		-	
Corporate obligations		-	
Stock and warrants		-	
Options		-	
Arbitrage		-	
Other securities		-	
Undue concentration		-	-
Net capital *			$ 40,831

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Net capital requirement, the greater of:			
1/15 of Aggregate Indebtedness	$	-	
Minimum Dollar Requirement		5,000	$ 5,000
Net capital			40,831
Excess Net Capital			$ 35,831
Aggregate Indebtedness			$ -
Excess net capital @ 1,000%			
(Net capital, less 10% aggregate indebtedness)			$ 35,831
Ratio of aggregate indebtedness to net capital			-%
Ratio of subordinated indebtedness to debt/equity total			N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on January 11, 2013, is not required as no difference exist.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Members of
Crutchfield Securities, L.L.C.

In planning and performing our audit of the financial statements of Crutchfield Securities, L.L.C. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas

February 25, 2013

CRUTCHFIELD SECURITIES, L.L.C.
YEAR ENDED DECEMBER 31, 2012
SIPC GENERAL ASSESSMENT RECONCILIATION
SUPPLEMENTAL REPORT



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Manager of Crutchfield Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Crutchfield Securities, L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences after rounding;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting there is no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences after rounding.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 25, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3,387

B. Less payment made with SIPC-6 filed (exclude interest) (2,937)

7/13/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 450

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 450

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 450

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2012
and ending 12/31, 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,355,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,355,000

2e. General Assessment @ .0025 $ 3,387

(to page 1, line 2.A.)


MJ